Mail Stop 0408

November 4, 2005

By U.S. Mail and Facsimile (404) 881-7777

Mark C. Treanor, Esq.
Senior Executive Vice President, General Counsel and Secretary
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

Re: Wachovia Corporation
Registration Statement on Form S-4
Filed October 21, 2005
File No. 333-129196

Dear Mr. Treanor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   It appears that you currently have, in effect, two-page covers. Please revise to limit each cover to one page. Refer to Item 501 of Regulation S-K.

2.   Please revise the cover page and summary to make better use of plain English. Avoid legalistic language. We note, as examples only, the phrases "as amended and restated,"

"with and into," "pursuant to," "accordingly" and "duly held." Also, avoid defined terms, parenthetical statements and the like.

3.   In the forepart, particularly on the cover, avoid references to the agreement and other legal mechanics of the transaction such as the creation of temporary merger subsidiaries. You can discuss these matters in the body of the text if need be.

4.   Please limit the information presented to disclosure required under Item 501 of Regulation S-K or which is otherwise key to an investment decision. We note, for example, considerable voting and procedural details that are normally addressed in the summary, as well as par value information which is not normally provided.

5.   It is not clear why you begin the WFS cover with a reference to the Westcorp merger. Also, it is not clear why WFS is included within this reference. Please revise the covers to better direct the disclosure to the interested reader and clarify the relationship between Westcorp, Western Financial Bank and WFS.

6.   In the third paragraph, and elsewhere, you reference shareholder approval of "the merger agreement *and* the WFS merger," or "the merger agreement *and* the Westcorp merger." Where appropriate, please explain the meaning of this wording. It appears as if both Westcorp and WFS shareholders are being asked for only *one* principal vote, either for or against the merger.

Summary

7.   Please revise the summary to provide a clear overview of the transactions. In particular, explain how the principal entities are currently related to each other and how those relationships will change after the proposed transactions occur. Consider using, short, focused paragraphs and graphics to make the relationships more understandable. We note the first paragraph of the summary, on page 1, which is difficult to understand.

8.   Briefly explain the reasons for the structure of the transactions.

9.   In the summary, with consideration to disclosure on the cover, disclose the consequences should only one of the mergers be approved.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3421 with any questions.

Sincerely,

David S. Lyon
Senior Financial Analyst